-------------------------------
                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number 3235-0287
                                                  Expires:   September 30,1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_]  Check box if no longer  subject to Section 16.

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     MFW Acquisition Corp.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     32 Union Square East, 5th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York              NY        10003
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     CMP MEDIA INC. ("CMPX")

--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     --

--------------------------------------------------------------------------------
4.   Statement for Month/Year

     June, 1999

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

     April, 1999
--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all Applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (Specify below)
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
- ----------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock                  06/03/99       P               22,934,326  A      $39.00   22,934,326     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                    5.                               7.                          ative    Deriv-  11.
                    sion                       Number of                        Title and Amount            Secur-   ative   Nature
                    or                         Derivative     6.                of Underlying      8.       ities    Secur-  of
                    Exer-             4.       Securities     Date              Securities         Price    Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)   of       ficially Direct  direct
                    Price    Trans-   action   or Disposed    Expiration Date   ----------------   Deriv-   Owned    (D) or  Bene-
1.                  of       action   Code     of(D)          (Month/Day/Year)           Amount    ative    at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,     ----------------           or        Secur-   of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date     Expira-           Number    ity      Month    (I)     ship
Security            Secur-   Day/     ------   ------------   Exer-    tion              of        (Instr.  (Instr.  (Instr.(Instr.
(Instr. 3)          ity      Year)    Code V   (A) (D)        cisable  Date     Title    Shares    5)       4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Response:

On June 3, 1999, the reporting person consummated its tender offer for shares of Class A common stock of CMP Media Inc. by accepting 22,934,326 shares (approximately 99% of all shares outstanding). On June 9, 1999, the reporting person merged with and into CMP Media Inc.

MFW ACQUISITION CORP.

By:  /s/ Donald Pazour                                       June 9, 1999
     ---------------------------------------                 ------------
     Donald Pazour, Chief Executive Officer
     **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.